Notice of Exempt Solicitation

NAME OF REGISTRANT: Denny’s Corporation

NAME OF PERSON RELYING ON EXEMPTION: The Benedictine Sisters of Mount St. Scholastica, Atchison, Kansas

ADDRESS OF PERSON RELYING ON EXEMPTION: 801 South 8th Street, Atchison, Kansas 66002

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. [This legend should appear if proponent(s) do not own over $5 million in company stock]

April 29, 2022

Dear Fellow Denny’s Shareholder,

The COVID-19 pandemic has highlighted the difficulties facing restaurant workers, who are leaving the industry at record rates.1 The industry now suffers from a staffing crisis, with more than seven of 10 restaurant operators reporting that they do not have enough staff to meet demand and half characterizing employee recruitment and retention as their most pressing challenge for 2022.2 In its most recent 10-K filing, Denny’s Corporation (“Denny’s” or the “Company”) acknowledged the importance of attracting and retaining high-quality staff to its ability to compete,3 and it recently characterized “persistent staffing shortages” as the “primary barrier to achieving 24/7 operations.”4

At the Company’s annual shareholder meeting on May 18, 2022, shareholders can ask Denny’s to consider raising wages for tipped staff in order to improve recruitment and retention, provide tipped workers with greater economic security and address racial disparities. Proposal 4 on Denny’s proxy card, “Stockholder Proposal Regarding the Preparation of an Analysis of the Feasibility of Increasing Tipped Workers’ Starting Wage to a Full Minimum Wage” (the “Proposal”), asks Denny’s board of directors to “oversee the preparation of [an] analysis, made publicly available, of the feasibility of increasing tipped workers’ starting wage to a full minimum wage, per state and federal levels, with tips on top to address worker retention issues and economic inequities.”

We believe that the feasibility analysis and report requested in the Proposal would:

•	Highlight potential benefits to Denny’s of going above and beyond legal minimum wage requirements for tipped workers;
•	Permit shareholders to assess oversight of human capital management by Denny’s board; and

____________________________

1 https://www.nrn.com/workforce/more-restaurant-employees-are-quitting-any-other-industry-recent-data-shows

2 https://www.businessinsider.com/restaurant-worker-shortage-continuing-through-2022-survey-2022-2

3 Filing by Denny’s Corporation on Form 10-K, filed on Feb. 28, 2022, at 12.

4 https://s29.q4cdn.com/169433746/files/doc_presentations/2022/02/Investor-Presentation-February-April-2022-FINAL.pdf

2

•	Provide a roadmap for franchisees to analyze shifting to a full minimum wage.

Under federal law and the law of 43 states, restaurant operators are permitted to pay tipped workers a subminimum wage, which under federal law is $2.13 an hour.5 Although poverty rates for restaurant workers in all states are high, the subminimum tipped wage is associated with higher poverty rates and greater economic inequity. In a recent survey, only 41% of tipped workers who were paid the subminimum wage reported that their tips were sufficient to ensure they received the regular minimum hourly wage,6 which is legally required. Low wages and tips are cited as a primary reason for tipped workers leaving the industry.7

More than 66% of tipped restaurant workers are women and 40% are workers of color.8

In states with a subminimum wage, economic disparities between white and non-white workers, and between male and female workers, are higher than in states where restaurant employers must pay a regular minimum wage.9

By forcing workers to rely on tips for most of their compensation, the subminimum wage creates an environment where tipped workers feel compelled to tolerate harassment and are deterred from enforcing COVID-related mandates. A recent survey found that 73% of female tipped workers and 80% of tipped workers who are women of color “regularly experience sexual behaviors from customers that make them uncomfortable.”10 In states with a subminimum wage, tipped workers report being sexually harassed at twice the rate of tipped workers in states where a regular minimum wage applies.11 Sexual harassment poses legal, financial and reputational risks for companies and their shareholders: A 2020 study found that companies with the highest levels of sexual harassment in a given year, as reflected in accounts on websites Glassdoor and Indeed, had lower shareholder returns the following year, which the authors attributed to “toxic culture.”12

Denny’s franchises the majority of its restaurants, but it owns and operates 65 restaurants. Those company-owned restaurants pay tipped workers the tipped minimum wage rather than the regular minimum wage in states with a subminimum wage for tipped workers.13 In its statement in opposition to the Proposal, Denny’s touts that its tipped workers’ total compensation (including tips), even in states with a tipped subminimum wage, is “approximately 165% of the full minimum wage, and considered at or above a Living Wage in each state.”14

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5 https://onefairwage.site/wp-content/uploads/2021/03/OFW_TheTippingPoint_3-1.pdf, at 4.

6 One Fair Wage and Food Labor Research Center, UC Berkeley, “Unlivable: Increased Sexual Harassment and Wage Theft Continue to Drive Women, Women of Color, and Single Mothers Out of the Service Sector,” at 3 (Apr. 2022) (forthcoming; on file with the proponent) (hereinafter, “Unlivable”).

7 Unlivable, at 5-6.

8 https://drive.google.com/file/d/19zGyWlVUH0cP0JEcniwwzBoAnUuJVWPn/view

9 https://drive.google.com/file/d/19zGyWlVUH0cP0JEcniwwzBoAnUuJVWPn/view

10 Unlivable, at 5.

11 https://onefairwage.site/wp-content/uploads/2021/03/OFW_TheTippingPoint_3-1.pdf, at 2-4.

12 https://www.cfo.com/corporate-finance/2020/08/sexual-harassment-foreshadows-weak-stock-performance-study/

13 See Definitive Proxy Statement of Denny’s Corporation. filed on Apr. 7, 2022, at 44 (hereinafter, “Proxy Statement”).

14 See Proxy Statement, at 44.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Denny’s proxy statement.

3

Denny’s does not provide the definition it uses for “living wage,” but the data provided by the MIT Living Wage Calculator for the states with the largest number of company-owned restaurants casts doubt on Denny’s assertion.

•	According to Denny’s most recent 10-K filing, 22 of its 65[15]company-owned restaurants—or more than a third—are located in California.[16] California does not have a subminimum wage for tipped workers, and its regular minimum wage for employers with 26 or more employees is $15.00 per hour.[17] A worker who receives 165% of $15.00 an hour makes $24.75 per hour. According to the MIT Living Wage Calculator, the statewide California living wage for a single adult working full time with one child is $44.71 per hour; even for a single adult without a child, the living wage is $22.13,[18] just under the total hourly pay claimed by Denny’s.
•	The state with the next highest number of company-owned restaurants, Texas,[19] has a minimum wage of $7.25 per hour and a subminimum wage for tipped workers of $2.13 an hour. One hundred sixty-five percent of $7.25 an hour is $11.96 per hour. The living wage statewide for Texas for a single adult working full time with one child is $32.04, more than twice as much as $11.96.[20] For a single adult without a child, 165% of Texas’ minimum wage falls significantly short of the $16.65 living wage there.[21]

Denny’s argues in its statement in opposition to the Proposal that eliminating the tipped subminimum wage would result in fewer shifts and job loss.22 But states that do not have a subminimum wage for tipped workers experienced stronger restaurant sales growth, average full-service restaurant employment growth, and full-service restaurant establishment growth than states with a subminimum wage.23

Denny’s also claims that many servers prefer the current structure because it gives them “immediate and greater direct control over their income through positive guest service.”24 That argument assumes that tipping would be eliminated, or reduced by at least the differential between the subminimum and regular minimum wage. The Proposal, however, asks Denny’s specifically to assess the feasibility of moving to a regular minimum wage with tips on top. Although Denny’s cites a study finding a small decline in tips with an increase in the tipped minimum wage, there is evidence in the other direction: According to the Economic Policy Institute, tipped workers in states with a single minimum wage make 17% more per hour (tips plus wages) than those in states with a subminimum wage.25

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15 https://www.dir.ca.gov/dlse/faq_minimumwage.htm

16 Filing on Form 10-K filed on Feb. 28, 2022, at 19.

17 https://www.dir.ca.gov/dlse/faq_minimumwage.htm

18 https://livingwage.mit.edu/states/06

19 https://www.dir.ca.gov/dlse/faq_minimumwage.htm

20 https://livingwage.mit.edu/states/48

21 https://livingwage.mit.edu/states/48

22 Proxy Statement, at 44.

23 https://onefairwage.site/wp-content/uploads/2021/04/OFW_MythsAndFacts_6.pdf

24 Proxy Statement, at 44.

25 https://www.epi.org/blog/seven-facts-about-tipped-workers-and-the-tipped-minimum-wage/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Denny’s proxy statement.

4

Shareholders increasingly expect boards to take an active role in overseeing human capital management policies and practices. Given the importance of staff recruitment and retention, robust oversight of human capital management by Denny’s board is critical. The Proposal asks that the requested feasibility analysis and report be overseen by Denny’s board, which would help ensure that the board is devoting sufficient attention to the issue and provide shareholders with insight into the board’s approach to human capital management.

Finally, we acknowledge that most workers at Denny’s restaurants are employed by franchisees, not Denny’s, and that Denny’s “direct control over the compensation arrangements is limited to the team members employed in its 65 company-operated restaurants and corporate support functions.”26 Denny’s is not precluded, however, from sharing with franchisees information relevant to human capital matters. A publicly-disclosed, thorough feasibility analysis regarding a shift from the tipped subminimum to regular minimum wage plus tips at company-owned restaurants could serve as a roadmap for franchisees to analyze the impacts of making such a shift at their restaurants.

For the reasons discussed above, we urge you to vote FOR Proposal 4 on Denny’s proxy card. If you have any questions, please contact Sr. Susan Mika via email at snmika2010@gmail.com.

____________________________

26 Proxy Statement, at 44.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Denny’s proxy statement.